UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 12b-25

                                                   Commission File Number: 0-671


NOTIFICATION OF LATE FILING

(Check One):  /X/ Form 10-K and Form 10-KSB    / / Form 20-F    / / Form 11-K
              / / Form 10-Q and Form 10-QSB   / / Form N-SAR

  For Period Ended: December 31, 2000
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-Q
         / / Transition Report on Form 20-F
         / / Transition Report on Form N-SAR
         / / Transition Report on Form 11-K
         For the Transition Period Ended :
                                           ------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I
REGISTRANT INFORMATION

Full name of Registrant:  Motor Club of America

Former name if applicable:
                            ----------------------------------------------------


Address of principal executive office: 95 Route 17 South

City, state and zip code: Paramus, New Jersey  07653



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PART II
RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/                   (a)       The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense.

/X/                   (b)       The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is reviewing a complex tax item, which includes amounts and disclosures for Federal income taxes related to the effect of a subsidiary that was rendered insolvent in 1992 but is still required to continue to be included in the Company's consolidated federal tax return. However, due to the complexity of the issues involved, management has not yet completed its preparation of the after tax financial statements contained in the Report, nor has the Registrant's independent accountants, PricewaterhouseCoopers, LLP, as yet completed their audit of the Registrant's financial statements as relates to this item. The outcome of the audit will have no impact on the Registrant's consolidated income before Federal income taxes, its active insurance subsidiaries, their operations or cash flows. The Registrant believes that it will be able to file the Report on or before the extended due date, which will be April 17, 2001.


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PART IV
OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Patrick J. Haveron, Executive Vice President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer at (201) 291-2112

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

/X/  Yes          / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/  Yes          / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         With regard to the Federal tax item described in Part III, MCA Insurance Company in Liquidation and its subsidiaries ("MCAIC") are required to continue to be included in the Company's consolidated tax return filed with the Internal Revenue Service. Since the 1992 insolvency, MCAIC has generally continued to generate taxable losses included in the Company's consolidated tax return.

         Under the applicable rules, the Company is entitled to, and has taken current tax benefits for net operating losses that MCAIC and its subsidiaries have generated since 1992. However, to the extent that the Company does not have positive basis (as defined by the Internal Revenue Code), it may also be required to pay future tax liabilities (which may offset the current tax benefit) subject to certain events which may trigger such payments. To the extent that the Company has such positive basis, it is able to and has recognized tax benefit from these losses in prior years.

         Based on tax information received from MCAIC (which the Company does not control) during 2000, and additional information which the Company is presently reviewing the Company will have to establish deferred tax liabilities for such future payments and eliminate deferred tax assets that will no longer be realizable. The Company is also reviewing additional information that may require it to establish current tax liabilities for its active operations. The Company and its independent accountants are presently reviewing this information. The Company is presently evaluating whether such information requires a restatement of prior periods or whether such information constitutes a 2000 event. Irrespective of this accounting consideration, establishment of the deferred tax liabilities does not require payment presently, nor is the Company subject to penalties and interest on the deferred tax liabilities.

         Motor Club of America -----------------------------------

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April  3, 2001                        By: /s/ Patrick J. Haveron
                                                       Patrick J. Haveron,

                                            Executive Vice President,
                                            Chief Executive Officer,
                                            Chief Financial Officer, and
                                            Chief Accounting Officer


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#362797 v1 - Form 12b-25 Notice  for CY2000 Form 10-K

#362797 v1 - Form 12b-25 Notice  for CY2000 Form 10-K


#362797 v1 - Form 12b-25 Notice  for CY2000 Form 10-K


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